UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
(Name of Issuer) Ordinary Shares, of par value $.0001 per share
(Title of Class of Securities) G39973105
(CUSIP Number)
December 14, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G39973105	13G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Shah Capital Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of North Carolina, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 6,800,000 shares
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 6,800,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,800,000 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.98% of the outstanding shares
12	TYPE OF REPORTING PERSON IA (Investment Adviser)

CUSIP NO. G39973105	13G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Shah Capital Opportunity Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 6,800,000 shares
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 6,800,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,800,000 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.98% of the outstanding shares*
12	TYPE OF REPORTING PERSON PN (Partnership)

CUSIP NO. G39973105	13G	Page 4 of 11 Pages

The calculation of this percentage is based on 68,122,402 ordinary shares, par value $0.0001, of the Issuer as reported by the Issuer.

Item 1(a). Name of Issuer

Glory Star New Media Group Holdings Limited

Item 1(b). Address of Issuer’s Principal Executive Office

22F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road

Jiuxianqiao, Chaoyang District, Beijing, China 100016

Item 2(a). Name of Person Filing

(i)	Shah Capital Management, Inc. (“Shah Capital”),
(ii)	Shah Capital Opportunity Fund LP (“Shah Opportunity”)
(iii)	Himanshu H. Shah, who serves as President and Chief Investment Officer of Shah Capital.

Item 2(b). Address of Principal Business Office

8601 Six Forks Road, Ste. 630

Raleigh, NC 27615

Item 2(c) Citizenship

Shah Capital is a North Carolina corporation.

Shah Opportunity is a Delaware limited partnership.

Mr. Shah is a citizen of the United State of America.

Item 2(d). Title of Class of Securities

Ordinary Shares, par value $0.0001 per share

Item 2(e). CUSIP Number

G39973105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act;

(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act;

(e)	[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4. Ownership

		Shah Capital Management	Shah Capital Opportunity Fund LP	Himanshu H. Shah
(a)	Amount Beneficially Owned:	6,800,000	6,800,000	6,800,000
(b)	Percent of Class:	9.98%	9.98%	9.98%
(c)	Number of Shares to Which Reporting Person Has:
	(i) Sole Voting Power:	N/A	N/A	N/A
	(ii) Shared Voting Power:	6,800,000	6,800,000	6,800,000
	(iii) Sole Dispositive Power:	N/A	N/A	N/A
	(iv) Shared Dispositive Power:	6,800,000	6,800,000	6,800,000

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibit Index

Exhibit A – Joint Filing Agreement

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 4, 2022

SHAH CAPITAL MANAGEMENT, INC.

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah
Title:	President and Chief Investment Officer

Date:	January 4, 2022

SHAH CAPITAL OPPORTUNITY FUND LP

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah
Title:	Managing Member

Date:	January 4, 2022

/s/ Himanshu H. Shah
Himanshu H. Shah